FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 26, 2013

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 26, 2013 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Joseph Su, Manager ir@aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2013

Taipei, Taiwan, R.O.C., April 26, 2013 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenue1 of NT$48,190 million for the first quarter of 2013 (1Q13), up by 12% year-over-year and down by 14% sequentially.  Net income attributable to shareholders of the parent for the quarter totaled NT$2,231 million, up from a net income attributable to shareholders of the parent of NT$2,046 million in 1Q12 and down from a net income attributable to shareholders of the parent of NT$4,373 million in 4Q12.  Diluted earnings per share for the quarter were NT$0.29 (or US$0.049 per ADS), compared to diluted earnings per share of NT$0.27 for 1Q12 and NT$0.58 for 4Q12.

Effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements under Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, International Accounting Standards, and the Interpretations as well as related guidance translated by the Accounting Research and Development Foundation and issued by the R.O.C. Financial Supervisory Commission (collectively, the “Taiwan-IFRS”).  Accordingly, we have adopted Taiwan-IFRS in the ROC for our interim quarterly earnings releases beginning since the first quarter of 2013 and our annual consolidated financial statements for the year ending December 31, 2013.

RESULTS OF OPERATIONS

1Q13 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$24,903 million, NT$5,723 million, NT$16,383 million, NT$679 million and NT$502 million, respectively, and each represented approximately 52%, 12%, 34%, 1% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$39,909 million, up by 11% year-over-year and down from NT$45,033 million in the previous quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in R.O.C.).  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative

Advanced Semiconductor Engineering, Inc.

-	Raw material cost totaled NT$21,946 million during the quarter, representing 46% of total net revenue, compared with NT$26,136 million and 47% of total net revenue in the previous quarter.

-	Labor cost totaled NT$6,427 million during the quarter, representing 13% of total net revenue, compared with NT$6,666 million and 12% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$6,029 million during the quarter, up by 13% year-over-year and up by 3% sequentially.
●	Gross margin decreased 2.4 percentage points to 17.2% in 1Q13 from 19.6% in 4Q12.
●
Total operating expenses during 1Q13 were NT$4,678 million, including NT$1,984 million in R&D and NT$2,694 million in SG&A, compared with total operating expenses of NT$5,042 million in 4Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, remained the same as 1Q12, and up from 9% in 4Q12.

●	Operating income for the quarter totaled NT$3,603 million, down from NT$5,933 million in the previous quarter. Operating margin was 7.5% in 1Q13 compared to 10.6% in 4Q12.
●	In terms of non-operating items:
-	Net interest expense was NT$490 million, down from NT$491 million in 4Q12.
-	Net foreign exchange loss of NT$473 million was primarily attributable to the appreciation of the U.S. dollar against NT dollar.
-	Loss on equity-method investments of NT$14 million was primarily attributable to our investment on Hung Ching Development & Construction Co., Ltd.
-	Gain on valuation of financial assets and liabilities was NT$615 million.
-
Other net non-operating loss of NT$82 million were primarily related to miscellaneous loss.  Total non-operating expenses for the quarter were NT$444 million, compared to total non-operating expenses of NT$242 million for 1Q12 and total non-operating expenses of NT$118 million for 4Q12.

●
Income before tax was NT$3,159 million for 1Q13, compared to NT$5,815 million in the previous quarter.  We recorded income tax expense of NT$803 million during the quarter, compared to NT$1,288 million in 4Q12.

●
In 1Q13, net income attributable to shareholders of the parent was NT$2,231 million, compared to net income attributable to shareholders of the parent of NT$2,046 million for 1Q12 and net income attributable to shareholders of the parent of NT$4,373 million for 4Q12.

●
Our total number of shares outstanding at the end of the quarter was 7,607,625,606, including treasury stock owned by our subsidiaries.  Our 1Q13 diluted earnings per share of NT$0.29 (or US$0.049 per ADS) were based on 7,568,303,296 weighted average number of shares outstanding in 1Q13.

1Q13 Results Highlights – IC ATM2
●
Net revenue from IC ATM was NT$31,317 million for the first quarter of 2013, up by 7% year-over-year and down by 9% sequentially.  Net revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$24,915 million, NT$5,723 million and NT$679 million, respectively, and each represented approximately 80%, 18% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$25,093 million, up by 6% year-over-year and down by 5% sequentially.

of our results of operations for any future period.
2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

-	Raw material cost totaled NT$8,911 million during the quarter, representing 29% of total net revenue, compared with NT$9,880 million and 29% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,754 million during the quarter, representing 18% of total net revenue, compared with NT$5,945 million and 17% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,664 million during the quarter, up by 13% year-over-year and up by 3% sequentially.
●	Gross margin decreased 3.3 percentage points to 19.9% in 1Q13 from 23.2% in 4Q12.
●
Total operating expenses during 1Q13 were NT$3,555 million, including NT$1,575 million in R&D and NT$1,980 million in SG&A, compared with total operating expenses of NT$3,775 million in 4Q12.  Total operating expenses as a percentage of net revenue for 1Q13 was 11%, and remained the same as 1Q12 and 4Q12.

●	Operating income for the quarter totaled NT$2,669 million, down from NT$4,197 million in the previous quarter. Operating margin was 8.5% in 1Q13 compared to 12.2% in 4Q12.

1Q13 Results Highlights – EMS
●	Net revenue contribution from EMS operations was NT$16,383 million, up by 19% year-over-year and down by 19% sequentially.
●	Cost of revenues was NT$14,505 million, up by 19% year-over-year and down by 19% sequentially.

-	Raw material cost totaled NT$13,047 million during the quarter, representing 80% of total net revenue, compared with NT$16,268 million and 81% of total net revenue in the previous quarter.

-	Labor cost totaled NT$674 million during the quarter, representing 4% of total net revenue, compared with NT$721 million and 4% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$260 million during the quarter, up by 35% year-over-year and up by 12% sequentially.
●	Gross margin increased to 11.5% in 1Q13 from 10.8% in 4Q12.
●
Total operating expenses during 1Q13 were NT$1,089 million, including NT$424 million in R&D and NT$665 million in SG&A, compared with total operating expenses of NT$1,206 million in 4Q12.  Total operating expenses as a percentage of net revenue for the current quarter were 7%, down from 8% in 1Q12 and up from 6% in 4Q12.

●	Operating income for the quarter totaled NT$789 million, down from NT$972 million in the previous quarter. Operating margin was 4.8% in 1Q13 and remained the same in 4Q12.

LIQUIDITY AND CAPITAL RESOURCES
●	As of March 31, 2013, our cash and current financial assets totaled NT$27,369 million, compared to NT$24,164 million as of December 31, 2012.
●	Capital expenditures in 1Q13 totaled US$116 million, of which US$69 million was used for packaging, US$40 million for testing, US$5 million for EMS and US$2 million for interconnect materials.
●
As of March 31, 2013, we had total bank debt of NT$82,412 million, compared to NT$84,691 million as of December 31, 2012.  Total bank debt consisted of NT$33,937 million of revolving working capital loans, NT$3,177 million of the current portion of long-term debt, and NT$45,298 million of long-term debt.  Total unused credit lines amounted to NT$85,035 million.

Advanced Semiconductor Engineering, Inc.

●	Current ratio as of March 31, 2013 was 1.23, compared to 1.15 as of December 31, 2012. Net debt to equity ratio was 0.48 as of March 31, 2013.
●	Total number of employees was 56,463 as of March 31, 2013, compared to 51,792 as of March 31, 2012 and 57,259 as of December 31, 2012.

BUSINESS REVIEW

Packaging Operations3
●	Net revenues generated from our packaging operations were NT$24,915 million during the quarter, up by NT$1,309 million, or by 6% year-over-year, and down by NT$2,794 million, or by 10% sequentially.
●
Net revenues from advanced packaging accounted for 26% of total packaging net revenues during the quarter, which remained the same as the previous quarter.  Net revenues from IC wirebonding accounted for 63% of total packaging net revenues during the quarter, up by 2 percentage points from the previous quarter.  Net revenues from discrete and other accounted for 11% of total packaging net revenues during the quarter, down by 2 percentage points from the previous quarter.

●	Gross margin for our packaging operations during the quarter was 16.1%, up by 1.2 percentage point year-over-year and down by 3.4 percentage points from the previous quarter.
●
Capital expenditures for our packaging operations amounted to US$69 million during the quarter, of which US$47 million was used for wirebonding packaging capacity and US$22 million for wafer bumping and flip chip packaging equipment.

●	As of March 31, 2013, there were 15,559 wirebonders in operation. 29 wirebonders were added and 19 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$5,723 million, up by NT$646 million, or by 13% year-over-year, and down by NT$313 million, or by 5% sequentially.
●
Final testing contributed 78% to total testing net revenues, down by 1 percentage point from the previous quarter.  Wafer sort contributed 19% to total testing net revenues, which remained the same as the previous quarter.  Engineering testing contributed 3% to total testing net revenues, up by 1 percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,688 million, down from NT$1,579 million in 1Q12 and up from NT$1,637 million in 4Q12.
●	In 1Q13, gross margin for our testing operations was 34.3%, up by 4.9 percentage points year-over-year and down by 3.4 percentage points from the previous quarter.
●	Capital spending on our testing operations amounted to US$40 million during the quarter.
●	As of March 31, 2012, there were 2,945 testers in operation. 64 testers were added and 24 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$ 16,383 million, up by NT$ 2,558 million, or by 19% year-over-year, and down by NT$ 3,758 million, or by 19% sequentially.
●	Communications products contributed 33% to total EMS net revenues, down by 11

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

percentage points from the previous quarter.  Computing products contributed 28% to total EMS net revenues, up by 2 percentage points from the previous quarter.  Consumer products contributed 13% to total EMS net revenues, which remained the same as the previous quarter.  Industrial products contributed 17% to total EMS net revenues, up by 6 percentage points from the previous quarter.  Car products contributed 8% to total EMS net revenues, up by 3 percentage points from the previous quarter.

●	In 1Q13, gross margin for our EMS operations was 11.5%, down by 0.3 percentage point year-over-year and up by 0.7 percentage point from the previous quarter.
●	Capital spending on our EMS operations amounted to US$ 5 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$ 1,890 million during the quarter, up by NT$ 238 million, or by 14% year-over-year, and down by NT$ 198 million, or by 9% from the previous quarter.  Of the total output of NT$ 1,890 million, NT$ 679 million was from sales to external customers.

●	Gross margin for substrate operations was 11.0% during the quarter, up by 7.8 percentage points year-over-year and down by 3.0 percentage points from the previous quarter.
●	In 1Q13, our internal substrate manufacturing operations supplied 23% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 36% of our total net revenues in 1Q13, compared to 37% in 4Q12 and 35% in 1Q12.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 49% of our total net revenues during the quarter, compared to 52% in 4Q12 and 49% in 1Q12.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 34% of our total net revenues during the quarter, compared to 34% in 4Q12 and 33% in 1Q12.

EMS BASIS
●
Our five largest customers together accounted for approximately 66% of our total net revenues in 1Q13, compared to 71% in 4Q12 and 63% in 1Q12.  There were two customers which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 84% of our total net revenues during the quarter, compared to 84% in 4Q12 and 82% in 1Q12.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be

Advanced Semiconductor Engineering, Inc.

reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2012 Annual Report on Form 20-F filed on April 24, 2013.

Advanced Semiconductor Engineering, Inc.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	1Q/13	4Q/12	Q1/12
Net Revenues	31,317	34,395	29,236
Revenues by End Application
Communications	52%	55%	51%
Computers	11%	12%	11%
Automotive and Consumer	36%	33%	37%
Others	1%	0%	1%
Revenues by Region
North America	60%	58%	58%
Europe	11%	11%	11%
Taiwan	17%	18%	19%
Japan	6%	7%	5%
Other Asia	6%	6%	7%

Packaging Operations
Amounts in NT$ Millions	1Q/13	4Q/12	1Q/12
Net Revenues	24,915	27,709	23,606
Revenues by Packaging Type
Advanced Packaging	26%	26%	24%
IC Wirebonding	63%	61%	64%
Discrete and Other	11%	13%	12%
Capacity
CapEx (US$ Millions)*	69	133	106
Number of Wirebonders	15,559	15,549	13,911

Testing Operations
Amounts in NT$ Millions	1Q1/13	4Q/12	1Q/12
Net Revenues	5,723	6,036	5,077
Revenues by Testing Type
Final test	78%	79%	82%
Wafer sort	19%	19%	16%
Engineering test	3%	2%	2%
Capacity
CapEx (US$ Millions)*	40	44	39
Number of Testers	2,945	2,905	2,628

EMS Operations
Amounts in NT$ Millions	1Q/13	4Q/12	1Q/12
Net Revenues	16,383	20,141	13,825
Revenues by End Application
Communications	33%	44%	39%
Computing	28%	26%	22%
Consumer	13%	13%	14%
Industrial	17%	11%	14%
Car	8%	5%	10%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	5	18	9
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2013	Dec. 31 2012	Mar. 31 2012
Net revenues:
Packaging	24,903	27,697	23,595
Testing	5,723	6,036	5,077
Direct Material	679	650	553
EMS	16,383	20,141	13,825
Others	502	1,484	51
Total net revenues	48,190	56,008	43,101

Cost of revenues	(39,909)	(45,033)	(35,921)
Gross profit	8,281	10,975	7,180

Operating expenses:
Research and development	(1,984)	(2,137)	(1,760)
Selling, general and administrative	(2,694)	(2,905)	(2,605)
Total operating expenses	(4,678)	(5,042)	(4,365)
Operating income	3,603	5,933	2,815

Net non-operating (expenses) income:
Interest expense - net	(490)	(491)	(391)
Foreign exchange gain (loss)	(473)	587	506
Gain (loss) on equity-method investments	(14)	72	(10)
Gain (loss) on valuation of financial assets and liabilities	615	(400)	(447)
Others	(82)	114	100
Total non-operating expenses	(444)	(118)	(242)
Income before tax	3,159	5,815	2,573

Income tax expense	(803)	(1,288)	(465)
Income from continuing operations and before noncontrolling interest	2,356	4,527	2,108
Noncontrolling interest	(125)	(154)	(62)

Net income attributable to shareholders of the parent	2,231	4,373	2,046

Per share data:
Earnings per share
– Basic	NT$0.30	NT$0.59	NT$0.28
– Diluted	NT$0.29	NT$0.58	NT$0.27

Earnings per equivalent ADS
– Basic	US$0.051	US$0.101	US$0.046
– Diluted	US$0.049	US$0.099	US$0.045

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,568,303	7,497,376	7,564,376

Exchange rate (NT$ per US$1)	29.33	29.13	29.74

Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data – IC ATM
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2013	Dec. 31 2012	Mar. 31 2012
Net revenues:
Packaging	24,915	27,709	23,606
Testing	5,723	6,036	5,077
Direct Material	679	650	553
Total net revenues	31,317	34,395	29,236

Cost of revenues	(25,093)	(26,423)	(23,615)
Gross profit	6,224	7,972	5,621

Operating expenses:
Research and development	(1,575)	(1,696)	(1,324)
Selling, general and administrative	(1,980)	(2,079)	(1,927)
Total operating expenses	(3,555)	(3,775)	(3,251)
Operating income	2,669	4,197	2,370

Net non-operating (expenses) income:
Interest expense - net	(510)	(503)	(354)
Foreign exchange gain (loss)	(478)	565	480
Gain (loss) on equity-method investments	586	1,069	305
Gain (loss) on valuation of financial assets and liabilities	571	(428)	(444)
Others	(62)	73	55
Total non-operating income	107	776	42
Income before tax	2,776	4,973	2,412

Income tax expense	(506)	(556)	(355)
Income from continuing operations and before noncontrolling interest	2,270	4,417	2,057
Noncontrolling interest	(39)	(44)	(11)

Net income attributable to shareholders of the parent	2,231	4,373	2,046

Per share data:
Earnings per share
– Basic	NT$0.30	NT$0.59	NT$0.28
– Diluted	NT$0.29	NT$0.58	NT$0.27

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,568,303	7,497,376	7,564,376

Advanced Semiconductor Engineering, Inc.

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Statement of Comprehensive Income Data – EMS
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2013.	Dec. 31 2012	Mar. 31 2012
Net revenues:
Total net revenues	16,383	20,141	13,825

Cost of revenues	(14,505)	(17,963)	(12,192)
Gross profit	1,878	2,178	1,633

Operating expenses:
Research and development	(424)	(446)	(442)
Selling, general and administrative	(665)	(760)	(638)
Total operating expenses	(1,089)	(1,206)	(1,080)
Operating income	789	972	553

Net non-operating (expenses) income:
Total non-operating income	83	146	89
Income before tax	872	1,118	642

Income tax expense	(171)	(255)	(105)
Income from continuing operations and before noncontrolling interest	701	863	537
Noncontrolling interest	(89)	(113)	(52)

Net income attributable to shareholders of the parent	612	750	485

Advanced Semiconductor Engineering, Inc.

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Mar. 31, 2013		As of Dec. 31, 2012

Current assets:
Cash and cash equivalents	21,276	19,994
Financial assets – current	6,093	4,170
Notes and accounts receivable	33,432	37,423
Inventories	31,564	32,073
Others	4,242	3,836
Total current assets	96,607	97,496

Investments – non current	2,416	2,275
Property plant and equipment	127,214	127,198
Intangible assets	12,227	12,361
Prepaid lease payments	4,216	4,164
Others	4,304	4,216
Total assets	246,984	247,710

Current liabilities:
Short-term debts – revolving credit	33,937	36,885
Current portion of long-term debts	3,177	3,214
Notes and accounts payable	21,832	24,227
Others	19,374	20,342
Total current liabilities	78,320	84,668

Long-term debts	45,298	44,592
Other liabilities	7,684	7,498
Total liabilities	131,302	136,758
Noncontrolling interest	3,753	3,521

Shareholders of the parent	111,929	107,431
Total liabilities & shareholders’ equity	246,984	247,710

Current Ratio	1.23	1.15
Net Debt to Equity	0.48	0.55